EXHIBIT 99

Name and Address of Reporting Person:

Garry K. McGuire

211 Mt. Airy Road

Basking Ridge, New Jersey 07920

Issuer Name and Ticker Symbol:

Avaya Inc. [AV]

Date of Earliest Transaction Required to be Reported:

07/03/2006

On July 3, 2006, pursuant to a Rule 10b5-1 plan previously entered into by the reporting person, 34,000 stock options held by the reporting person were exercised and the underlying shares of common stock were sold throughout the day at prices ranging from a low of $11.50 to a high of $11.66 per share for an average selling price of $11.5407 per share.  Set forth below is a list of sales that were executed along with the corresponding selling prices:

Qty   Price

1500  11.59

18400  11.50

1600  11.58

900  11.60

1000  11.51

1300  11.61

1100  11.52

1300  11.62

200  11.53

1900  11.63

600  11.54

1400   11.64

900   11.55

500   11.65

Qty   Price

700  11.56

200   11.66

500   11.57